SUPPL

08001744

News Release

RECEIVED
2008 APR 17 A 7:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

WORLD-CLASS VANADIUM GEOLOGIST/MINERALOGIST JOINS ADVISORY BOARD

Vancouver, BC - Wednesday, April 2nd 2008, 10:30a.m. PDT

Apella Resources Inc. (TSX.V Symbol – "APA"); Frankfurt Symbol - (NWN), and its Board of Directors are pleased to announce that Dr. Mehmet Taner, an exploration geologist/mineralogist has been appointed to the Company's Geological Advisory Committee. Dr. Taner was responsible for discovering the Bell River Vanadium Deposit in the Matagami mining district, Quebec in 1997. The Bell River Deposit is a key component of Apella's Iron-T Vanadium Project. As a world renowned Vanadium expert, Dr. Taner was responsible for spearheading the International Symposium on Vanadium. He is a practicing member of the "Order des Geologues du Quebec" and received his degrees in Switzerland specifically: Ph.D. in Geology and Mineralogy, University of Geneva, Switzerland – 1976; M.Sc. in Geological Engineering (Geostatistics), University of Geneva, Switzerland – 1974; and B.Sc. in Geology, University of Lausanne, Switzerland (Geology and Geophysics) – 1971

Dr. Taner has published over 30 papers in revered journals and has produced over 200 technical reports and presentations. He has extensive experience as a project leader for different exploration teams, including Noranda Inc. where he discovered the above mentioned vanadium deposit.

A more detailed overview of Dr. Taner's many impressive career accomplishments will soon be available on the company's Website at www.apellaresources.com.

Apella's V.P. of Exploration Dr. Christian Derosier states "Apella is fortunate to have Dr. Taner join Apella's technical group and his experience and expertise will contribute significantly as the Company launches its extensive thrust into the Vanadium/Titanium sector in North America".

In other business, Apella is pleased to announce the appointment of Mr. Adrian P. O'Brien to the position of Vice President of Apella Resources Inc. Adrian has more than 10 years experience in the mineral exploration sector, having been directly involved in business development, corporate finance, project acquisition and development as well as corporate communications. Adrian will be directly involved in the new corporate strategy being undertaken by Apella working closely as part of senior management and with Apella's exploration geological consultants.

Apella invites the public to visit its website at http://www.apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

PROCESSED
APR 18 2008
THOMSON FINANCIAL

"Jerry W. Dibble"

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

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